787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 22, 2012

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Legg Mason ClearBridge Tactical Dividend Income Fund (formerly Legg Mason ClearBridge

Diversified Large Cap Growth Fund) (the “Fund”), a series of

Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 216 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on December 19, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of February 29, 2012. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on February 16, 2012. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You asked why the Fund did not have a policy that would require it to invest at least 80% of its assets in dividend-paying stocks under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Act”).

Response: The Trust does not interpret Rule 35d-1 to require the Fund to have a policy of investing at least 80% of its assets in dividend-paying stocks. The Trust does not believe that “dividend” is “a particular type of investment or investments” that would require the Fund to have a policy of investing at least 80% of its assets in a particular type of investments under Rule 35d-1(a)(1). Rather, the Trust believes that the term “dividend,” particularly in combination with the term

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in alliance with Dickson Minto W.S., London and Edinburgh

February 22, 2012

“income,” suggests “an investment objective or strategy, rather than a type of investment,” as explained in the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec.14, 2001), as follows:

Question 9

Q: How does rule 35d-1 apply to a fund that uses the term “income” in its name?

A: Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. For example, fund companies offering a group of “life cycle” funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term “income” to describe the fund that places the greatest emphasis on achieving current income. Similarly, the term “growth and income” does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. Likewise, the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income. By contrast, a term such as “fixed income” suggests investment in a particular type of investment and would be covered by rule 35d-1.

The Trust does not believe that the term “dividend” in the Fund’s name leads to the conclusion that it is investing in a particular type of investment. In this regard, the Trust notes that a fund with the word “dividend” in its name could be suggesting that the fund was investing in dividend-paying stocks, or that it paid periodic dividends to its shareholders. The Trust believes that the name “Dividend Income” is similar to the term “equity income,” in that it suggests that the Fund focuses on equities and has a strategy of achieving current income, but that it does not require the Fund to invest at least 80% of its assets in dividend-paying stocks. The Trust also notes that, notwithstanding its belief that the Fund’s name does not implicate Rule 35d-1, the Fund has adopted an 80% test that makes clear that the Fund invests in equity and equity-related securities that provide investment income, dividend payments or other distributions or in other investments with similar economic characteristics.

The Trust notes that to its knowledge the SEC staff has not publicly interpreted Rule 35d-1 to require a fund with the term “dividend” in its name to have an 80% policy in dividend-paying stocks. While a number of funds with the term “dividend” in their name do have that policy, others have an 80% policy in “equity securities,” while others invest at least 80% in “income-producing equity securities” and others do not have an 80% test at all.

February 22, 2012

Comment No. 2: Was the Trust required by state law to obtain shareholder approval for the changes?

Response: No. The Trust is a Maryland statutory trust and its declaration of trust authorizes its Board of Trustees to change the Fund’s name and investment strategies without shareholder approval. None of the changes approved by the Board required shareholder approval under the Act.

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:

Thomas C. Mandia, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

George P. Hoyt, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Neesa Patel, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

55 Water Street

New York, New York 10041

February 22, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”) Securities Act File No. 33-43446 Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 216 to the Registration Statement on Form N-1A of Legg Mason Partners Equity Trust on behalf of the Legg Mason ClearBridge Tactical Dividend Income Fund (formerly Legg Mason ClearBridge Diversified Large Cap Growth Fund), a series of the Trust, as filed with the Commission on December 19, 2011 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By: /s/ Thomas C. Mandia

Name: Thomas C. Mandia

Title: Assistant Secretary